Exhibit 5.1

ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 15, 2026

Rallybio Corporation

PO Box No. 325

East Berlin, CT 06023

Re: Registration of Securities of Rallybio Corporation

Ladies and Gentlemen:

We have acted as counsel to Rallybio Corporation, a Delaware corporation (the “Company”), in connection with the registration statement on Form S-4 (File No. 333-297483) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of (i) 193,644,387 shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), and (ii) options to purchase 19,136,431 shares of Common Stock (the “Options” and, together with the Common Stock described in clause (i), the “Securities”), in each case subject to adjustment based on the final exchange ratio described in the Registration Statement. The Securities will be issued by the Company pursuant to the Agreement and Plan of Merger and Reorganization, dated as of May 31, 2026 (the “Merger Agreement”), by and among the Company, Farmington Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company, and Avenzo Therapeutics, Inc., a Delaware corporation (“Avenzo”).

The Common Stock consists of (a) shares of Common Stock (the “Common Shares”) to be issued in exchange for shares of Class A common stock of Avenzo (the “Avenzo Common Stock”), including shares of Avenzo Common Stock issuable upon (x) conversion of shares of preferred stock of Avenzo and (y) exercise of options to purchase shares of Avenzo Common Stock, in each case pursuant to the Merger Agreement, and (b) shares of Common Stock issuable upon exercise of the Options to be issued in exchange for options to purchase shares of Avenzo Common Stock (the “Avenzo Options”) pursuant to the Merger Agreement (such Common Stock, the “Option Shares”).

In connection with this opinion letter, we have examined such certificates, documents and records and have made such investigation of fact and such examination of law as we have deemed appropriate in order to enable us to render the opinions set forth herein. In conducting such investigation, we have relied, without independent verification, upon certificates of officers of the Company, public officials and other appropriate persons.

The opinions expressed below are limited to the laws of the State of Delaware.

Based upon and subject to the foregoing, we are of the opinion that:

1.	the Common Shares have been duly authorized and, when issued by the Company pursuant to the Merger Agreement, will be validly issued, fully paid and non-assessable;

2.

provided the Options are duly executed and delivered by the Company pursuant to the Merger Agreement, then the Options, when issued as described in the Registration Statement, will be valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms; and

3.	the Option Shares have been duly authorized and, when issued upon exercise of the Options in accordance with their respective terms, will be validly issued, fully paid and non-assessable.

Our opinions set forth above are subject to (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and similar laws affecting the rights and remedies of creditors generally and (b) general principles of equity.

We hereby consent to your filing this opinion as an exhibit to the Registration Statement and to the use of our name therein and in the related prospectus under the caption “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP